Dear Sonia,

Confirming our telephone call regarding the Staff's comment letter dated April 20, 2012, attached is a draft response letter with changed pages attached. We would appreciate any comments you have and whether the registrant can make the changes in a Rule 424(b) supplement  filing after the post-effective amendment is declared effective.

<<v310476_ARC-NewYorkRecoveryREIT_(CumulativeCPO)-Draft4.pdf>> <<ARC NYRR - Response to SEC Comments on POSAM (4.23.12).DOC>>

Peter M. Fass
Partner
Proskauer
Eleven Times Square
New York, NY 10036-8299
d 212.969.3445
f  212.969.2900
pfass@proskauer.com

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April [__], 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Sonia Barros, Esq.

Re:	American Realty Capital New York Recovery REIT, Inc.

Post-effective amendment to Form S-11

Filed April 16, 2012

File No. 333-163069

Dear Ms. Barros:

On behalf of our client, American Realty Capital New York Recovery REIT, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated April 20, 2012 (the “Comment Letter”), with respect to Post-Effective Amendment No. 6 to the Registration Statement on Form S-11 filed by the Company with the Commission on April 13, 2012 (No. 333-163069) (the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.

General

1.	Please provide us an analysis as to how the March 5, 2012 press release complies with Section 5(b)(1) of the Securities Act. We note that this communication contains information about the registered offering and, therefore, the safe harbor of Securities Act Rules 168 is not available.

We advise the Staff that the Company has examined the press release issued on March 5, 2012 (the “Press Release”) addressed in this comment. In tone and substance, the Press Release focused on informing the market of ordinary course business matters, namely, the Company’s quarterly operating results. Accordingly, we believe that the overall tone and substance demonstrate that the Press Release was not intended to condition the market for the Company’s securities. Given this, in our view, the Press Release did not constitute an “offer” as defined in Section 2(a)(3), nor a “prospectus,” as such term is defined in Section 2(a)(10), of the Securities Act of 1933, as amended (the “Securities Act”).

The Commission has stated that a communication may constitute an “offer” in violation of Section 5 of the Securities Act if it has “the effect of conditioning the public mind or arousing public interest in the issuer or in its securities . . . .” Guidelines for the Release of Information by Issuers Whose Securities Are in Registration, Release No. 33-5180 (Aug 16, 1971) (the “1971 Release”), at 1.

As you note, the Press Release does address the proceeds raised in the Company’s continuous public offering, as well as the conversion of previously-issued preferred stock, among the highlights of its fourth quarter. Issuers are encouraged to share factual business information, and to keep shareholders informed, including, but not limited to, “factual business and financial developments.” 1971 Release, at 2. The information in the Press Release about the offering proceeds and the stock conversion was relevant to the overall subject matter of the Press Release—financial developments that occurred during the quarter. Further, the amount of offering proceeds raised to date is information that would be material to an existing shareholder, who is interested in the financial condition of the company in which they have invested, rather than to a potential investor who has no existing stake in the issuer. The same is true about the stock conversion—this information would not be material and should have no bearing on a decision to invest. This type of factual information, not important to a potential investor, creates a very low risk of conditioning the market.

Given the overall context and substance of the information about the Company’s offering proceeds, we believe that any risk is remote that the statements in question could have the effect of “conditioning the public mind,” or “arousing the public interest” in the offering.

The Press Release also includes general information about the use of the offering proceeds, which had already been publicly disclosed on Edgar and included in the Company’s prospectus (as stated in the Press Release). This is simply factual information, not of the type that would be material or have any bearing on a decision to invest, and already publicly disclosed. Further, this information is extremely broad and general, i.e., the proceeds will be used to acquire properties. This is the function of all real estate investment trusts, and would in no way surprise the market or be previously unknown, or be a new factor that would materially impact a decision to invest. The risk of previously disclosed, general information of this type conditioning the market or generating interest in the Company’s securities is, respectfully in our view, extremely low.

The Company would not have issued the press releases in the same form and substance under the same circumstances. It has instituted a new communications compliance program, including the review of all press releases by securities counsel, and undertakes to ensure that all future press releases will be fully compliant with the federal securities laws.

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2.	We note that you have incorporated by reference your Form 10-K for the fiscal year ended December 31, 2011. We further note that certain information required by Form 10-K is incorporated by reference from your definitive proxy statement, which has not yet been filed. Please note that we will be unable to declare your post-effective amendment to Form S-11 effective until you have filed your definitive proxy statement.

We advise the Staff that the Company’s definitive proxy statement was filed with the Commission on April 24, 2012.

Supplement No.2 dated April 13, 2012

3.	Please revise the distribution table on page S-2 to provide the total source of distributions based off the total distributions, not the distributions paid in cash, and revise the percentages from the various sources accordingly. Please include a risk factor in the supplement that discloses the percentage that is not covered by cash flow from operations and/or earnings and address the dilutive risk of dividends that are funded from offering proceeds and financings.

We advise the Staff that the distribution table on page S-2 has been revised to provide the total source of distributions based off the total distributions, not the distributions paid in cash, and the percentages from the various sources have been revised accordingly. Additionally, a risk factor has been added in the prospectus supplement relating to paying distributions from sources other than cash flow from operations, which, among other things, discloses the shortfall of cash flow from operations to distributions paid for the twelve-month period ended December 31, 2011 and discusses the dilution risk to stockholders if the Company sells additional shares of common stock or securities convertible or exercisable into shares of common stock to third party investors to fund distributions.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445 or (212) 969-3135.

Yours truly,

/s/ Peter M. Fass

Peter M. Fass, Esq.

/s/ James P. Gerkis

James P. Gerkis, Esq.

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